NINE ENERGY SERVICE, INC.

16945 Northchase Drive, Suite 1600

Houston, Texas 77060

(281) 730-5100

August 30, 2017

H. Roger Schwall

Assistant Director

Office of Natural Resources

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3561

Re:	Nine Energy Service, Inc.

Amendment No. 3 Registration Statement on Form S-1

Filed August 14, 2017

File No. 333-217601

Ladies and Gentlemen:

Set forth below are the responses of Nine Energy Service, Inc. (the “Company,” “we,” “us” or “our”) to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated August 24, 2017, with respect to Amendment No. 3 to Registration Statement on Form S-1, File No. 333-217601, filed with the Commission on August 14, 2017 (the “Registration Statement”).

For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold, italicized text.

Recent Developments – July 2017 Subscription Offer, page 10

1.	We note the new discussion relating to your offer of up to $20,000,000 of your common stock to “certain eligible holders” of your common stock. Please describe the “certain eligible holders” and explain how you solicited and negotiated the private offering concurrent with this registered offering. In that regard, at pages 37 and 108 you replaced two references to “this Information Memorandum” with “this prospectus.” For guidance, please refer to Question 139.25 of Securities Act Sections Compliance and Disclosure Interpretations and S.E.C. Release No. 33-8828.

RESPONSE:

In accordance with the interpretive guidance provided by the Commission in Release No. 33-8828 (the “Release”) and Question 139.25 of the Commission’s Compliance and Disclosure Interpretations—Securities Act Sections (the “CDI”), the Company believes that the private placement of the Company’s common stock referred to above (the “Private Placement”) should not be integrated into its initial public offering based on the analysis below.

Securities and Exchange Commission

August 30, 2017

The Release states that, while the filing of a registration statement is generally viewed as a general solicitation of investors, such a filing “does not, per se, eliminate a company’s ability to conduct a concurrent private offering.” Release, at 55. Rather, whether the filing of a registration statement constitutes a general solicitation should be evaluated based on “whether the investors in the private placement were solicited by the registration statement or through some other means that would otherwise not foreclose the availability of the Section 4(2) exemption.” Id. The Release states: “ . . . if the prospective private placement investor became interested in the concurrent private placement through some means other than the registration statement that did not involve a general solicitation and otherwise was consistent with Section 4(2), such as through a substantive, pre-existing relationship with the company or direct contact by the company or its agents outside of the public offering effort, then the prior filing of the registration statement generally would not impact the potential availability of the Section 4(2) exemption for that private placement and the private placement could be conducted while the registration statement for the public offering was on file with the Commission.” Release, at 56.

The interpretive guidance provided in the Release was subsequently confirmed by the Staff in the CDI, which made clear that such guidance applies to private placements under Section 4(a)(2) under the Securities Act of 1933, as amended (the “Securities Act”). In the CDI, the Staff confirmed that, under appropriate circumstances, there can be a side-by-side private offering, under Section 4(a)(2) of the Securities Act, with a registered public offering without having to limit the private offering to qualified institutional buyers and two to three additional large accredited investors.

In the Company’s case, the shares of the Company’s common stock offered in the Private Placement (the “Private Placement Shares”) were offered directly by the Company exclusively to investors who were pre-existing investors in the Company’s common stock (“Pre-Existing Investors”), and hence, the Company had a substantive, pre-existing relationship with each Private Placement offeree. The Company only accepted subscriptions from the Pre-Existing Investors who are “accredited investors,” as defined in Rule 401(a) under the Securities Act. (These Pre-Existing Investors who were also accredited investors are referred to as “certain eligible holders” in the Registration Statement.) The underwriters for the initial public offering did not have any role in the Private Placement and will not receive any compensation as a result of the Private Placement. No offers for the Private Placement Shares were made by means of a general solicitation, whether in the form of the Registration Statement or otherwise, as each of the Pre-Existing Investors were directly contacted by the Company outside of any public offering effort for the initial public offering. It is through the Company’s substantive, pre-existing relationships with the Pre-Existing Investors as current stockholders of the Company, and not through the Registration Statement, that each investor in the Private Placement became interested in purchasing additional shares of common stock. Moreover, each Pre-Existing Investor that has purchased any Private Placement Shares has represented and warranted to the Company in its Subscription Agreement that it is not purchasing any such shares as a result of or after any general solicitation or general advertising. Each Pre-Existing Investor that purchased any Private Placement Shares received restricted securities within the meaning of Rule 144 under the Securities Act and has acknowledged that the shares received in the Private Placement will be restricted.

Securities and Exchange Commission

August 30, 2017

Based on the foregoing and consistent with the Release and the CDI, the Company believes that the Private Placement qualifies as an exempt transaction under Section 4(a)(2) of the Securities Act on its own and therefore should not be integrated with the Company’s initial public offering.

With respect to the replacement of the two references to “this Information Memorandum” with “this prospectus,” those prior references to “this Information Memorandum” are contained in disclosures relating to environmental matters. These environmental disclosures were drafted based on similar disclosures contained in the Confidential Information Memorandum (the “February 2017 CIM”) that was distributed to the Company’s existing stockholders in February 2017 pursuant to the Combined Nine Subscription Offer and the Nine Subscription Offer, which are defined and described in “Certain relationships and related party transactions—Subscription and warrant agreements.” As a result of using the February 2017 CIM’s environmental disclosures as a starting point for drafting certain environmental disclosures contained in the Registration Statement, the references to “this Information Memorandum” were inadvertently retained and not replaced with “this prospectus” in Amendment No. 1. For the avoidance of doubt, none of the investors who received information relating to, or in connection with, the Combined Nine Subscription Offer or the Nine Subscription Offer received a copy of the Registration Statement and instead were furnished with the February 2017 CIM. Indeed, the Combined Nine Subscription Offer and the Nine Subscription Offer were both completed prior to the initial confidential submission of the Registration Statement. Likewise, the Private Placement investors were furnished with a confidential information memorandum and not a copy of the Registration Statement.

Our New Credit Facility, page 77

2.	Please disclose the applicable financial covenants for your new credit facility in greater detail, as you have done for the “existing” facilities.

RESPONSE:

We acknowledge the Staff’s comment and advise the Staff that we are currently negotiating the terms of our new credit facility with the potential lenders. Once the material terms of our new credit facility are finalized, we will update our disclosure to reflect the applicable financial covenants of such facility and file a form of the agreement in a future amendment to the Registration Statement.

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Securities and Exchange Commission

August 30, 2017

Please direct any questions that you have with respect to the foregoing or if any additional supplemental information is required by the Staff, please contact Lanchi D. Huynh of Vinson & Elkins L.L.P. at (214) 220-7882.

Very truly yours,

NINE ENERGY SERVICE, INC.

By:	/s/ Ann G. Fox
Name:	Ann G. Fox
Title:	President and Chief Executive Officer

Enclosures

cc:	Theodore R. Moore, Senior Vice President and General Counsel, Nine Energy Service, Inc.

Sarah K. Morgan, Vinson & Elkins L.L.P.

Lanchi D. Huynh, Vinson & Elkins L.L.P.

Matthew R. Pacey, Kirkland & Ellis LLP

Justin F. Hoffman, Kirkland & Ellis LLP